

Mail Stop 3561

July 31, 2008

Mr. Jesus Diaz
Chief Financial Officer
Abazias, Inc.
5214 SW 91st Terrace
Suite A
Gainesville, FL 32608

> **Re:** **Abazias, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 1, 2008**
> **File No. 0-27565**

Dear Mr. Diaz:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 26

1. It is unclear to us how your management's report on internal control over financial reporting complies with Item 308T of Regulation S-B. Specifically, you do not appear to have disclosed the framework used by management to evaluate the effectiveness of your internal control over financial reporting, and you have not clearly stated whether your internal control over financial reporting was "effective" or "ineffective" as of December 31, 2007. Refer to Item 308T(a)(2) and (a)(3) of Regulation S-B, and revise. Additionally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B. If your amendment does not include your financial statements, we will not object if you exclude paragraph 3 from these updated certifications; however, your certifications should otherwise be in the exact form set forth in Item 601(b)(31) of Regulation S-B.

*   *   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief